FAIRFIELD COMMUNITIES, INC.

            10% SENIOR SUBORDINATED SECURED NOTES

                      OMBUDSMAN REPORT




                    FOR THE PERIOD ENDING

                        JUNE 30, 1996





                         PREPARED BY

                HOULIHAN LOKEY HOWARD & ZUKIN

                  -------------------------


                       Date Prepared:
                       August 1, 1996



INTRODUCTION
- -----------------------------------------------------------

In connection with Houlihan Lokey Howard & Zukin's role ("Houlihan Lokey") as the official ombudsman ("Ombudsman") to the Fairfield Communities, Inc. ("Fairfield" or the "Company") Senior Subordinated Secured Noteholders ("Noteholders"), the following is the quarterly report regarding the Noteholders' collateral for the quarter ending June 30, 1996.

The Noteholders' collateral (the "Collateral") consists of all of Fairfield's interest in its (i) Fairfield Pointe Alexis development (excluding certain lots pledged as Collateral to the First National Bank of Boston) located in Tarpon Springs, Florida ("Pointe Alexis"); (ii) Harbour Ridge joint venture in Stuart, Florida ("Harbour Ridge"); and (iii) Sugar Island joint venture in St. Croix, U.S. Virgin Islands ("Sugar Island"). Noteholders previously had Collateral interests in the Bald Mountain Golf Course at the Fairfield Mountain Development ("Bald Mountain Golf Course") until it was sold on February 9, 1993 and the Harbour Golf Course at the Fairfield Harbour development in New Bern, North Carolina ("Harbour Golf Course") until it was sold on October 8, 1993.

In addition, Fairfield has reserved, but not issued, 588,235 shares of its common stock (approximately five percent of the outstanding Fairfield common stock on a fully-diluted basis) on behalf of the Noteholders to be issued, in whole or part, and to the extent that the Collateral sale proceeds are insufficient to fully repay the principal and accrued interest on the Senior Subordinated Secured Notes ("Notes"). As of July 31, 1996, the trading price of Fairfield's common stock was 15 1/4.

Pursuant to Fairfield's plan of reorganization, efforts are underway to liquidate all of the Fairfield controlled Collateral (Pointe Alexis) and to continue receipt of cash flow distributions from Collateral consisting of Fairfield general and limited partnership interests (Sugar Island and Harbour Ridge). Fairfield also must maintain the Collateral it controls until March, 1997.

Collateral proceeds during the quarter ended June 30, 1996 totaled approximately $191,450 (excluding approximately $4,200 funded to the Noteholders' Operating Account which is used to pay administrative expenses at Pointe Alexis). The balance in the Noteholders' Interest Payment Account was $633,951 as of June 30, 1996.

Since the effective date of Fairfield's Chapter 11 plan of reorganization, Noteholders have received distributions totaling approximately $14,233,508 of which $6,224,229 was interest and $8,009,279 was principal. The remaining principal balance outstanding as of June 30, 1996 was $14,785,807 which amount is secured by all of the Collateral outlined in this report (including the cash balance mentioned above). The above principal balance has been reduced by $19,858 for notes which were not tendered for exchange pursuant to Fairfield's Chapter 11 plan of reorganization.

This report will serve to more fully describe the Collateral as well as to update the Noteholders with the respect to both the condition and expected cash flow of all of the remaining Collateral.



POINTE ALEXIS
- -----------------------------------------------------------

Fairfield  Pointe  Alexis  is   divided  into  two  separate
developments,  Pointe Alexis  South and Pointe  Alexis North
(Harbour Watch), both located in Tarpon Springs, Florida.

Pointe Alexis South is a Fairfield community master planned for 271 units. As of June 30, 1996, 172 lots had been sold, 42 were vacant lots with roads and improvements installed, and 57 were raw land with no improvements. The aggregate release price (the amount which must be paid to Noteholders upon sale of each unit) for all the remaining lots is $1,140,375 although some of the interior lots may never yield any appreciable value and even many of the water-front lots may eventually need to be sold at prices well below the current release prices. Originally developed as a retirement community, Pointe Alexis has both single- and multi-family product. As a result of Fairfield's Chapter 11 filing and limited sales at Pointe Alexis, however, the Company limited construction activity to projects in progress and began marketing tracts of land in bulk to other developers. This strategy will continue going forward. Lot prices range from $12,000 to $20,000 but may be discounted if large tracts of land are sold in bulk.

The community surrounding the development consists mostly of lower income housing and access from the Tampa airport is poor; however, some of the lots (especially the water-front lots) do have appeal. In addition, Pointe Alexis is one of the few remaining sites in Florida where gulf-front properties can be purchased at relatively inexpensive prices, and the Tarpon Springs area does have a strong retirement community. A market does exist for Pointe Alexis lots, albeit at significantly discounted prices from historical levels.

During the quarter ended June 30, 1996, at Pointe Alexis South, Fairfield recorded 0 lot sales and 0 lot closings compared to 0 lot sales and 0 lot closings during the quarter ended June 30, 1995. Total revenues at Pointe Alexis South during the first quarter ended June 30, 1996 totaled $0 compared to $0 during the first quarter ended June 30, 1995.

Harbour Watch  shares the same location  and access problems
as   Pointe  Alexis   South,  but  has   superior  marketing
characteristics and  Collateral value.   Harbour Watch  is a
gated  community   with   card-controlled  access.      From
inception, it has  been operated as  a lot sale  development with no home building  operations conducted by Fairfield (in
contrast  to Pointe  Alexis  South).   Lot prices  generally
range from $50,000 for interior lots to $170,000 or more for
water-front  lots with  docks.   The master  plan calls  for
sales of 180 lots.  As  of June 30, 1996, 117 lots  had been sold  and closed,  and  63  were  developed with  roads  and
available for sale.   Of  the 63 remaining  lots, the  First
National Bank of Boston has a first lien on 14 lots. The aggregate release price on the lots pledged as Collateral to the Noteholders is $1,784,718 although the current lack of sales activity may require sales at materially lower levels.



- -----------------------------------------------------------

During the quarter ended June 30, 1996, at Harbour Watch, Fairfield recorded 0 lot sales and 0 lot closings, compared to 1 lot sale and 0 lot closings during the quarter ended June 30, 1995. Total revenues at Harbour Watch during the quarter ended June 30, 1996 were $0 compared to $0 during the quarter ended June 30, 1995.

Many of the homes which have been built are quite large and expensive, particularly some of the water-front homes. There is an ongoing sales effort in place with a sales trailer at the entrance to the community. During the quarter ending June 30, 1996, construction of several new homes continued, maintaining the community's positive ambiance of ongoing activity. Since completing the development of the water-front property, 3 water-front lots have been sold. As of the date of this report, there were 9 water-front lots available for sale at Harbour Watch with an aggregate release price of $656,028.

Pointe Alexis South and Harbour Watch collectively had monthly cash operating expenses of approximately $47,099 during the quarter ended June 30, 1996, which, together with closing costs and commissions, may be funded out of excess sale proceeds (the sale price that is in excess of the release price).

As mentioned above, no sales activity was recorded at Pointe Alexis South or Harbour Watch during the most recent quarter. Based upon the lack of sales activity, it is extremely unlikely that the lots will be sold prior to the Scheduled Maturity Date of the Notes as of March 1, 1997 (as defined in the Indenture to the Notes). Depending upon certain determining events on the Scheduled Maturity Date, as outlined in the Indenture, an auction sales format may be required in order to quickly liquidate the remaining properties. On an interim basis, and in response to the slow sales activity, Fairfield has engaged Caldwell Banker to assume control of the sales effort.

As the Ombudsman, Houlihan Lokey will continue to monitor the spread between the sales prices and release prices and its relationship with operating expenses and closing costs. At its discretion, Houlihan Lokey can instruct Fairfield to increase (up to the levels in the March 31, 1989 Indenture) or decrease release prices as appropriate.



HARBOUR RIDGE
- -----------------------------------------------------------

Harbour Ridge is a for-sale luxury recreational community located on a beautiful stretch of land fronting on the St. Lucie River approximately one hour from the West Palm Beach Airport in Stuart, Florida. The Collateral interest entitles Noteholders to 35.5 percent of the net partnership cash flow. The project is a high-end luxury community with a strong seasonal element, as opposed to year-round residence, with prices ranging from approximately $175,000 to approximately $1 million. Primary emphasis is on a golf and clubhouse lifestyle, with a secondary emphasis on boating.

The managing general partner of Harbour Ridge is Harbour Ridge, Inc., the principals of which have years of experience and success in the business. The homes are attractively designed and appear well built and the project well planned and executed. The clubhouse also is attractively designed and is surrounded by two golf courses, one designed by Joe Lee and the other by Pete Dye.

During  the quarter ending June  30, 1996, 1  unit was sold,
leaving approximately 3  more units to be sold.   A total of
693 units have been sold since the inception of the project.

The Noteholders received a distribution of approximately $176,450 from Harbour Ridge during the quarter ending June 30, 1996. Current projections indicate that an additional $.1 to $.3 million of cash flow should be generated for the Noteholders, depending upon, among other things, final sales proceeds and a variety of potential costs associated with transferring project control to the Harbour Ridge home owners association.

SUGAR ISLAND
- ------------------------------------------------------------
The Sugar Island Partnership (the "Partnership") was formed during 1984 to purchase approximately 4,091 acres of land located on the island of St. Croix, Territory of the Virgin
Islands of the United States.   The managing general partner
is Delray Land, Inc. ("Delray"). The Partnership paid $10 million for the property. At the time of the purchase, the property was undeveloped except for the 166-acre Fountain Valley Golf Course (renamed Carambola Golf Club) designed by Robert Trent Jones. Fairfield's interest in the Partnership entitles it to 30% of the total net cash flow distributed.

To date, the Partnership has sold 883 acres of the property in two separate transactions. During 1986, the Partnership sold 855 acres of the inland property to Danested Associates ("Danested") for an aggregate purchase price of $10.7 million. Danested has developed condominiums and vacant lots designated for single-family homes on the property. Also during 1986, the Partnership sold 28.5 acres of water-front land to the Davis Beach Company for approximately $2.5 million for use in the development of the 157-unit Carambola Beach Resort (not included in the Collateral). Danested had entered into an option to purchase approximately 1,069 additional acres of land for $12.0 million, but the option expired unexercised on March 31, 1991. The land that was under option to Danested is located in the central part of the island. It is mostly flat and easily developed but for the most part has no direct ocean views. Danested also had an option to purchase the Carambola Golf Club (the "Golf Club") for $7.5 million which expired unexercised on March 31, 1993.

The remaining parcel of 2,139 acres is arguably some of the most beautiful land on St. Croix. The terrain is mountainous and covered with dense foliage. Most of the property has ocean views. The coastal portions are set in a series of coves ideal for development but currently there are no significant natural beaches and very limited road access. Development of the property will be difficult and expensive, limiting the number of potential buyers. The Partnership has indicated that it is considering selling small sections of land or even individual lots, if possible. The cost of holding the property is relatively low. The Partnership leases the land to local farmers which results in a 95% property tax exemption.

The Carambola Beach Resort (the "Resort") is a five-star development and was completely rebuilt following hurricane Hugo in 1990. As a result of decreasing tourism and occupancy rates, however, the senior Resort lenders decided to foreclose on the hotel property and shut down hotel operations during June 1991. The Resort remained closed until an investment group, operating through a Radisson
Hotel International franchise agreement, purchased the property on June 8, 1993. Subsequently, the hotel changed franchises and now operates under a Westin Resorts name.

On September 15, 1995, St. Croix was devastated by hurricane Marilyn, causing over $50 million of damage to the Island. Although the Resort sustained the loss of its entire beach system and damage to certain main structures, it managed to resume full operations by early December. The Golf Club also sustained damage with several trees uprooted, sand traps washed-out and minor structural damage incurred to the club house, but was closed for only about 30 days during repairs.

Fortunately, Delray reserved sufficient funds to cover the insurance deductible. Going forward, it is unclear how much insurance rates will increase or if any carriers will even insure the Golf Club.




- -----------------------------------------------------------


Prior to the hurricane, increased play at the Golf Club had netted annualized cash flow to the Partnership of approximately $200,000. As a result of the shutdown and other increased costs, it is unlikely that the Golf Club will generate any cash flow during 1996.

From a Collateral value perspective, Sugar Island should generate cash flow for the Noteholders, although the magnitude and the time frame over which the cash flow will be realized are difficult to determine. The Golf Club could be sold (or leased on a long-term basis) within the next one or two years, but the undeveloped land acreage could take several years to sell.



BALD MOUNTAIN GOLF COURSE
- -----------------------------------------------------------


The Bald Mountain Golf Course is one of two golf courses located at the Fairfield Mountains development in Rutherford County, North Carolina. The 18-hole, par 72, 6,689 yard Bald Mountain Golf Course was designed by William B. Lewis and sits on approximately 115 acres, with Bermuda grass tees and fairways, bent grass greens, 28 sand traps and 10 water hazards. The Bald Mountain Golf Course is located behind a gated entrance and attracts almost exclusively Fairfield residents and timeshare owners.

On February  9, 1993,  Fairfield completed  the sale  of the
Bald  Mountain  Golf  Course  to   the  Fairfield  Mountains
Development Property Owners Association (the "Mountain POA") for net cash proceeds of $1,787,519.74.

In addition to the sale proceeds, the Mountain POA withdrew various claims alleging its rights to golf course ownership.



HARBOUR GOLF COURSE
- -----------------------------------------------------------


The Harbour Golf Course is one of two golf courses located at the Fairfield Harbour development in New Bern, North Carolina. The 18-hole, par 72, 6,600-yard Harbour Golf Course was designed by Dominic Palumbo and is located on approximately 188 acres with narrow sloping fairways, a site-wide canal system, 77 sand traps and 3 lakes. The course does not allow access to the general public.

On October 8, 1993, Fairfield completed the sale of the Harbour Golf Course to the Fairfield Harbour Property Owners' Association for net cash proceeds of $1,947,948.26. Subsequently, an additional $22,800 was received in connection with the release of certain contingent closing costs.